Bogota Financial Corp.

819 Teaneck Road

Teaneck, New Jersey 07666

November 6, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bogota Financial Corp.

Registration Statement on Form S-1 (Commission File No. 333-233680)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Bogota Financial Corp. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to November 12, 2019 at 2:30 p.m. EST, or as soon thereafter as is practicable.

Please contact Scott A. Brown, of Luse Gorman, PC, at (202) 274-2013, if you have any questions concerning this matter.

Very truly yours,

/s/ Joseph Coccaro

Joseph Coccaro

President and Chief Executive Officer